Issuer Free Writing Prospectus

Dated September 7, 2017

Filed Pursuant to Rule 433

Registration Statement No. 333-219773

Xerox Corporation

September 7, 2017

Pricing Term Sheet

Issuer:	Xerox Corporation
Security Description:	Senior Notes
Distribution:	SEC Registered
Size:	$1,000,000,000
Coupon:	3.625%
Maturity:	March 15, 2023
Offering Price:	99.920%
Yield to Maturity:	3.641%
Spread to Benchmark:	T+200
Benchmark:	1.625% due August 31, 2022
Benchmark Treasury Price / Yield:	99-29+ / 1.641%
Expected Ratings:	Baa3/BBB-/BBB- (Moody’s/S&P/Fitch)
Interest Payment Dates:	March 15 and September 15
Beginning:	March 15, 2018
Minimum Denominations:	$2,000 x $1,000
Day Count:	30/360
Make-Whole Call:	T+30
Par Call Date:	February 15, 2023
Trade Date:	September 7, 2017
Settlement Date:	September 11, 2017 (T+2)
CUSIP:	984121 CQ4
ISIN:	US984121CQ49
Joint Book-Running Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mizuho Securities USA Inc.

MUFG Securities Americas Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC
Junior Co-Managers:	BNY Mellon Capital Markets, LLC U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, J.P. Morgan Securities LLC at 212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Xerox Corporation on September 7, 2017 relating to its Prospectus dated August 8, 2017.